VIA EDGAR SUBMISSION

AND OVERNIGHT DELIVERY

January 24, 2012

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Hanesbrands Inc.
Form 10-K for the fiscal year ended January 1, 2011
Filed February 16, 2011
File No. 001-32891

Dear Ms. Jenkins:

On behalf of Hanesbrands Inc., a Maryland corporation (the “Company”), we are responding to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated January 10, 2012 relating to the Company’s Form 10-K for the fiscal year ended January 1, 2011 (the “2010 Form 10-K”), which was filed with the Commission on February 16, 2011.

For ease of reference in this letter, your comments appear in italics directly above the Company’s responses.

Liquidity and Capital Resources, page 65

1.	We note your response to our prior comment two and your proposed disclosure for future filings. Please provide us and revise your proposed disclosure to include the following:

•

The amounts you actually repatriated for the periods presented, if any, and the related estimated amount of income tax expenses. In this regard your response indicates that as of January 1, 2011 you expected to repatriate $20 million to $50 million, however your proposed revised disclosure does not quantify the amount actually repatriated and any related accounting impact of the repatriation;

Response

The Company respectfully acknowledges the Staff’s comment. The Company’s practice is to repatriate earnings within the fiscal year earned, primarily near the end of that year, and not from prior year earnings that exist as of any given balance sheet date. Accordingly, the amount of repatriated earnings referenced above was the amount of offshore earnings that the Company expected (as of December 13, 2011, the date of its comment response letter) to repatriate by the end of its 2011 fiscal year. In response to the Staff’s current comment, the Company’s Form 10-K for the fiscal year ended December 31, 2011 (the “2011 Form 10-K”) will disclose the amounts the Company actually repatriated from its foreign subsidiaries in 2009, 2010 and 2011, as well as the additional income tax expense incurred in those years due to such repatriation.

In response to the Staff’s comments, we will expand our “Liquidity and Capital Resources” disclosures within MD&A in the 2011 Form 10-K to include wording similar to the following:

As of December 31, 2011, the cumulative amount of undistributed earnings from our foreign subsidiaries was approximately $xx billion, of which approximately $xx million of cash and cash equivalents was held by foreign subsidiaries whose undistributed earnings are considered permanently reinvested, and $xx million of cash and cash equivalents was held by foreign subsidiaries whose undistributed earnings are not considered permanently reinvested. Our intention is to reinvest the cash and cash equivalents of those entities whose undistributed earnings we have previously asserted as being permanently reinvested in our international operations. We reassess our reinvestment assertions each reporting period and currently believe that we have sufficient other sources of liquidity to support our assertion that such undistributed earnings held by foreign subsidiaries may be considered to be reinvested permanently.

We repatriated $xx million, $21 million and $23 million in 2011, 2010 and 2009, respectively, from earnings generated in such years. The amount of then current year foreign earnings that we have repatriated in the past has been determined, and the amount that we expect to repatriate during 2012 will be determined, based upon a variety of factors including current year earnings of the foreign subsidiaries, foreign investment needs and the cash flow needs we have in the U.S., such as for the repayment of debt and other domestic obligations. The majority of our repatriation of the earnings of foreign subsidiaries has historically occurred at year-end, although we may always repatriate funds earlier in the year based on the needs of our business. When we repatriate funds to the U.S., we are required to pay taxes on these amounts based on applicable U.S. tax rates, net of any foreign tax that would be allowed to be deducted or taken as a credit against U.S. income tax. We paid $xx million, $2 million and $5 million in additional U.S. federal income taxes in 2011, 2010 and 2009, respectively, as a result of repatriation of foreign earnings generated in such years. We do not currently expect the amount of repatriated foreign earnings or the resulting additional tax expense in 2012 to differ materially from prior fiscal years.

•

Clarify the total amount of cash and cash equivalents held by all of your foreign subsidiaries. Your response indicates that as of January 1, 2011, approximately $16 million of cash and cash equivalents were held by foreign subsidiaries yet you expect to repatriate $20 million to $50 million. Tell us how you plan to fund this repatriation if you only have cash of $16 million outside the United States. Further your response indicates that the $16 million of cash was held by foreign subsidiaries whose undistributed earnings are considered permanently reinvested.

Clarify whether you have cash held at foreign subsidiaries whose undistributed earnings are not considered permanently reinvested;

Response

As stated in response to the previous portion of this comment, our historical practice has been to repatriate earnings from foreign subsidiaries within the fiscal year earned, primarily near the end of the year, and to reinvest offshore any remaining amounts held by foreign subsidiaries as cash and cash equivalents at fiscal year-end. For example, we anticipate that any amounts we repatriate in 2012 will come from earnings our foreign subsidiaries generate during 2012. The Company intends to continue this historical practice.

While a significant majority of the undistributed earnings of our foreign subsidiaries is considered permanently reinvested, we do hold cash and cash equivalents in foreign subsidiaries whose undistributed earnings are not considered permanently reinvested. In response to the Staff’s comments and as noted above, we will expand our “Liquidity and Capital Resources” disclosures within MD&A in the 2011 Form 10-K to include the amount of cash and cash equivalents held by foreign subsidiaries whose undistributed earnings are considered permanently reinvested and the amount of cash and cash equivalents held by foreign subsidiaries whose undistributed earnings are not considered permanently reinvested, in each case as of December 31, 2011.

•

Of the total amount of cash and cash equivalents held by all of your foreign subsidiaries, disclose, to the extent material, in the footnote to your financial statements the restricted amount that is not freely transferrable to the U.S. We consider funds restricted due to remittance restriction by foreign jurisdictions or adverse tax consequence of repatriation to be restricted cash. Refer to Rule 5-02.1 of Regulation S-X.

Response

As of January 1, 2011, cash and cash equivalents held by foreign subsidiaries included less than $2 million that is not freely transferable to the United States due to remittance restrictions by foreign jurisdictions, adverse tax consequences or other factors. We considered this amount to be immaterial and therefore, did not disclose this in our 2010 Form 10-K. In our 2011 Form 10-K and other future filings, we will continue to evaluate these amounts and make the appropriate disclosure if considered material.

2.	We note from your response to our prior comment two that “[you] expect approximately $20 million to $50 million of earnings from [your] foreign subsidiaries will be repatriated during 2011 for which [you] expect [you] will recognize approximately $3 million to $10 million in additional income tax expense during 2011.” Please tell us how you considered ASC 740-30-25-19 which requires you to accrue income tax expense in 2010 for the planned amount of repatriation and tell us the reasons why the deferred tax liability related to the planned amount of repatriation was not shown on page F-41 pursuant to ASC 740-10-50-2.

Response

As discussed above, repatriation of foreign earnings is made in the year in which such earnings are generated (based upon a variety of factors including current year earnings of the foreign subsidiaries, foreign investment needs and the cash flow needs we have in the U.S., such as for the repayment of debt and other domestic obligations) and not from any earnings that exist at the balance sheet date. We recognize income tax expense during the period in which we determine it is more likely than not earnings will be repatriated, and we currently have no plans to repatriate foreign earnings that were previously determined to be permanently reinvested. Accordingly, we are not required to accrue income tax expense as a deferred tax liability under ASC 740-30-25-19. As our repatriation of foreign earnings does not give rise to a deferred tax liability subject to disclosure in the income tax footnote to our consolidated financial statements, we did not disclose a deferred tax liability related to repatriation of foreign earnings pursuant to ASC 740-10-50-2. We will continue to evaluate the repatriation of foreign earnings and, if required, accrue income tax expense pursuant to ASC 740-30-25-19 and disclose in the income tax footnote in future filings the amount of such accrual pursuant to ASC 740-10-50-2.

* * * * *

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s time and attention. I am available to discuss with you any of the above comments and our responses. I may be reached at 336-519-4332.

Sincerely,

/s/ Richard D. Moss

Richard D. Moss
Chief Financial Officer

cc:	Steve Lo, SEC Staff Accountant
Richard A. Noll, Chairman and Chief Executive Officer
Joia M. Johnson, Chief Legal Officer, General Counsel and Secretary